EXHIBIT 3.4

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

COMMUNITY CAPITAL CORPORATION

March 19, 2008

The Amended and Restated Bylaws of Community Capital Corporation (the “Corporation”) dated November 28, 2007, are hereby amended as follows:

Section 3.03 of the Amended and Restated Bylaws of the Corporation is hereby deleted in its entirety and the following substituted therefor:

Section 3.03 Qualification and Mandatory Retirement. A Director need not be a shareholder. Notwithstanding anything contained herein to the contrary, the term of each Director shall expire at the first annual meeting of the Corporation’s shareholders held after such Director’s 74th birthday. Notwithstanding the foregoing, despite the expiration of a Director’s term as set forth above, each Director continues to serve until his or her successor is elected and qualified, or until there is a decrease in the number of Directors in accordance with the Act. No individual who is seventy-four years of age or older shall be eligible to be nominated for election as a Director, regardless of whether such election is by the Board of Directors or by the shareholders and regardless of whether such individual is serving as a Director at the time of such proposed nomination or election.

I, R. Wesley Brewer , as Secretary of Community Capital Corporation, do hereby certify that the above amendment was duly approved and adopted at a meeting of Board of Directors of Community Capital Corporation on March 19, 2008.

/S/ R. WESLEY BREWER
R. Wesley Brewer
Secretary

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